Exhibit 99.1

The following unaudited pro forma combined financial information of the Company and the disposed company is presented to illustrate the estimated effects of the Disposition.

The unaudited pro forma combined balance sheet as of December 31, 2022 combines the historical consolidated balance sheet of the Company and the consolidated balance sheet of the disposed company, after giving effect to the Disposition as if it had occurred on December 31, 2022. The unaudited pro forma statement of operations for the year ended December 31, 2022 combines the historical consolidated statement of comprehensive loss of the Company and the consolidated statement of profit or loss and other comprehensive income or loss of the disposed company, after giving effect to the Disposition as if it had occurred on January 1, 2022. These unaudited pro forma combined balance sheet and unaudited pro forma combined statement of operations are referred to collectively as the “pro forma financial information.”

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2022 and the related notes included in the Annual Report on Form 20-F for the year ended December 31, 2022 filed by the Company.

The pro forma adjustments eliminate all of Infobird HK’s assets, liabilities and results of operations, and give effect to the impairment of other receivables with the disposed company, receipt of net cash proceeds and gain from the sale of Infobird HK.

Unaudited Pro Forma Combined Balance Sheet

	As of December 31, 2022
	Historical	Disposition	Pro Forma
	US$	US$	US$
CURRENT ASSETS
Cash	$1,038,819	$(827,978)	$210,841
Accounts receivable, net	402,309	(402,309)	—
Other receivables, net	99,405	(99,405)	—
Due from related parties	29,983	(29,983)	—
Escrow, current	4,896,932	—	4,896,932
Prepayments and other current assets	202,054	(202,054)	—
Short-term investment	6,704,029	—	6,704,029
Total current assets	13,373,531	(1,561,729)	11,811,802

OTHER ASSETS
Property and equipment, net	153,516	(153,516)	—
Right-of-use assets	52,813	(52,813)	—
Long-term deposits, net	18,993	(18,993)	—
Intangible assets, net	2,556,761	(2,556,761)	—
Goodwill	478,657	(478,657)	—
Total other assets	3,260,740	(3,260,740)	—

Total assets	$16,634,271	$(4,822,469)	$11,811,802
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,216,364	$(3,216,364)	$—
Bank loans - current	3,548,242	(3,548,242)	—
Other payables and accrued liabilities	1,134,345	(1,134,345)	—
Due to related parties	53,671	(53,671)	—
Deferred revenue	1,460,249	(1,460,249)	—
Taxes payable	653,085	(653,085)	—
Lease liabilities - current	39,861	(39,861)	—
Total current liabilities	10,105,817	(10,105,817)	—

OTHER LIABILITIES
Bank loans - noncurrent	18,170	(18,170)	—
Lease liabilities - noncurrent	8,602	(8,602)	—
Total other liabilities	26,772	(26,772)	—

Total liabilities	10,132,589	(10,132,589)	—
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Ordinary shares, $0.005 par value, 5,000,000,000 shares authorized, 19,093,315 issued and outstanding as of December 31, 2022	95,467	—	95,467
Additional paid-in capital	33,737,276	(4,841,361)	28,895,915
Statutory reserves	449,136	(449,136)	—
Accumulated deficits	(28,066,415)	10,886,835	(17,179,580)
Accumulated other comprehensive income	361,655	(361,655)	—
Total shareholders’ equity attributable to Infobird Co., Ltd	6,577,119	5,234,683	11,811,802

Non-controlling interests	(75,437)	75,437	—
Total equity	6,501,682	5,310,120	11,811,802

Total liabilities and equity	$16,634,271	$(4,822,469)	$11,811,802

The accompanying notes are an integral part of these unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statements of Operations

	For the year ended December 31, 2022
	Historical	Disposition	Pro Forma
	US$	US$	US$
REVENUES	$5,505,734	$(5,505,734)	$—
COST OF REVENUES	3,527,402	(3,527,402)	—

GROSS PROFIT	1,978,332	(1,978,332)	—

OPERATING EXPENSES:
Selling	3,368,714	(3,368,714)	—
General and administrative	7,040,141	(6,142,730)	897,411
Research and development	3,323,361	(3,323,361)	—
Long-live assets impairment	2,631,019	(2,631,019)	—
Total operating expenses	16,363,235	(15,465,824)	897,411

LOSS FROM OPERATIONS	(14,384,903)	13,487,492	(897,411)

OTHER INCOME (EXPENSE)
Interest income	2,994	(2,994)	—
Interest expense	(1,450,707)	200,707	(1,250,000)
Other expense, net	(431,118)	(7,453,767)	(7,884,885)
Total other expense, net	(1,878,831)	(7,256,054)	(9,134,885)

LOSS BEFORE INCOME TAXES	(16,263,734)	6,231,438	(10,032,296)

PROVISION FOR OF INCOME TAXES	(77,649)	77,649	—

NET LOSS	(16,186,085)	6,153,789	(10,032,296)

Less: Net loss attributable to non-controlling interest	(919,106)	919,106	—

NET LOSS ATTRIBUTABLE TO INFOBIRD CO.,LTD	$(15,266,979)	$5,234,683	$(10,032,296)

NET LOSS	(16,186,085)	6,153,789	(10,032,296)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(237,046)	237,046	—

TOTAL COMPREHENSIVE LOSS	(16,423,131)	6,390,835	(10,032,296)

Less: Comprehensive loss attributable to non-controlling interests	(925,589)	925,589	—

COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(15,497,542)	$5,465,246	$(10,032,296)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	5,753,589	—	5,753,589

LOSS PER SHARE
Basic and diluted	$(2.65)	$—	$(1.74)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The pro forma financial information was prepared in conformity with Article 11 of Regulation S-X.

The pro forma financial information has been prepared by the Company for illustrative and informational purposes only in accordance with Article 11. The pro forma financial information is not necessarily indicative of what the Company’s consolidated statement of comprehensive loss or consolidated balance sheet actually would have been had the Disposition and other Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project the Company’s future financial position or results of operations following the completion of the Disposition.

2. The Adjustments

The adjustments include the impairment of other receivables with the disposed company, and the net cash proceeds and gains of the Sale.